Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of WPX Energy Inc. for the registration of 40 million shares of common stock and to the incorporation by reference therein of our reports dated February 26, 2015, with respect to the consolidated financial statements and schedule of WPX Energy Inc., and the effectiveness of internal control over financial reporting of WPX Energy Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
December 15, 2015